Exhibit (a)(12)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical, Inc. common stock. The Offer (as defined below) described herein is made solely by the Offer to Purchase, dated January 15, 2010, and the related Letter of Transmittal, each of which is being delivered to holders of shares of BioForm common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of BioForm common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. Acquisition Sub (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of shares of BioForm common stock in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Acquisition Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Acquisition Sub.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock

of

BioForm Medical, Inc.

by

Vine Acquisition Corp.,

an indirect wholly owned subsidiary of

Merz GmbH & Co. KGaA

at

$5.45 Net per Share

Vine Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Merz”), is offering to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of BioForm Medical, Inc., a Delaware corporation (“BioForm”), at a purchase price of $5.45 per share, net to the seller in cash, without interest thereon and less any required withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein. Tendering BioForm stockholders whose Shares are registered in their own names and who tender their Shares directly to Deutsche Bank Trust Company Americas (the “Depositary”) will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. Stockholders of BioForm who hold their Shares through brokers, dealers, banks, trust companies or other nominees should consult with such institutions to determine whether they will charge any service fees for tendering such stockholder’s Shares to Acquisition Sub in the Offer. Acquisition Sub is offering to acquire all of the Shares as a first step in acquiring the entire equity interest in, and thus control of, BioForm. Following the purchase of Shares in the Offer, Merz and Acquisition Sub intend to consummate the Merger described below to acquire all of the outstanding Shares that are not tendered to, and accepted for payment by, Acquisition Sub in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON FEBRUARY 12, 2010, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined below) that number of Shares (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) that, together with any Shares then owned by Merz and Acquisition Sub (together with their wholly owned subsidiaries), constitute at least a majority of the total number of then-outstanding Shares on a “fully diluted basis,” which include (at the option of Merz) all Shares that BioForm would be required to issue pursuant to the exercise, exchange or conversion, as applicable, of all “in the money” options, and all warrants and other rights to acquire, or securities convertible into or exchangeable for, Shares that are outstanding and that are vested (or that will be vested) immediately prior to the effective time of the Merger (as defined below). The foregoing condition is referred to as the “Minimum Tender Condition” in this Notice of Offer. The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of the Offer to Purchase. The Offer is not subject to any financing contingencies.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz, Acquisition Sub and BioForm (the “Merger Agreement”), pursuant to which, following the satisfaction or waiver of certain conditions and the purchase by Acquisition Sub of Shares in the Offer, Acquisition Sub will be merged with and into BioForm (the “Merger”), with BioForm surviving the Merger as an indirect wholly owned subsidiary of Merz. As a result of the Merger, each outstanding Share (other than Shares owned by Merz, Acquisition Sub, BioForm or any wholly owned subsidiary of Merz or BioForm, or held in BioForm’s treasury, or Shares owned by any stockholder of BioForm who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding tax.

The BioForm board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of BioForm and its stockholders; (ii) adopted and approved the Merger Agreement; (iii) directed that the Merger Agreement be submitted to the holders of Shares for adoption as promptly as practicable after the first time as of which Acquisition Sub accepts any Shares for payment pursuant to the Offer (the “Purchase Time”) (unless the Merger can be consummated without such vote under Delaware law); and (iv) resolved to recommend that BioForm’s stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and, if required to consummate the Merger under Delaware law, adopt the Merger Agreement.

Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), promptly after the Expiration Date, Acquisition Sub will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not withdrawn prior to such date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of the Offer to Purchase. For purposes of the Offer, Acquisition Sub will be deemed to have accepted for payment, and thereby purchased, Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date as, if and when Acquisition Sub gives oral or written notice to the Depositary of Acquisition Sub’s acceptance for payment of such Shares. Subject to the conditions to the Offer, payment for Shares that are accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for stockholders tendering Shares in the Offer for the purpose of receiving payment from Acquisition Sub and transmitting payment to such stockholders whose Shares have been accepted for payment pursuant to the Offer. For a stockholder to validly tender Shares in the Offer: (i) the certificate(s) representing the tendered Shares, together with the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase prior to the Expiration Date; (ii) in the case of a tender effected pursuant to the book-entry transfer procedures described in Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer) of the Offer to Purchase (a) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase prior to the Expiration Date and (b) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase and a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) must be received by the Depositary prior to the Expiration Date or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described in Section 2 of the Offer to Purchase prior to the Expiration Date.

Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 12:00 midnight (one minute after 11:59 p.m.), New York City time, on February 12, 2010, unless and until Acquisition Sub extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Acquisition Sub, will expire.

Under the terms of the Merger Agreement, subject to the parties’ respective termination rights thereunder (as described in Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of the Offer to Purchase), the Offer may be extended as follows. Acquisition Sub may, in its discretion and without the consent of BioForm or any other person, extend the Offer beyond the scheduled Expiration Date: (i) on one or more occasions for an additional period of up to 20 business days per extension (but no later than April 30, 2010) in order to permit all of the conditions to the Offer to be satisfied to the extent that any such condition has not been satisfied or waived as of such scheduled Expiration Date; (ii) from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to the Offer; and (iii) to provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless immediately following the Purchase Time, Acquisition Sub, Merz and their respective subsidiaries have become the owners of 90% or more of the then-outstanding Shares (including Shares purchased in the Offer). In addition, if requested by BioForm, Acquisition Sub must extend the Offer beyond the scheduled Expiration Date: (i) for one or more periods of time of up to 20 business days per extension, if at such scheduled Expiration Date, any of the conditions to the Offer are not satisfied or waived (except that, if at any scheduled Expiration Date, the Minimum Tender Condition has not been satisfied or waived, and, prior to such scheduled Expiration Date, an Acquisition Proposal (as defined in Section 12 of the Offer to Purchase) has been disclosed, announced, commenced, submitted or made and not withdrawn, then Acquisition Sub will not be required to extend the Offer pursuant to this clause “(i)” for more than 20 business days in the aggregate); (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to the Offer; and (iii) to provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of at least 10 business days if, immediately following the Purchase Time, Acquisition Sub, Merz and their respective subsidiaries have become the owners of more than 80% but less than 90% of the then-outstanding Shares (including Shares purchased in the Offer). However, in no circumstance will Merz or Acquisition Sub be required to extend the Offer to a date later than April 30, 2010.

If Acquisition Sub extends the Offer, Acquisition Sub will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such Shares. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Offer to Purchase at any time prior to the Expiration Date, and Shares that are tendered may also be withdrawn at any time after March 15, 2010, 60 days after commencement of the Offer, unless accepted for payment on or before that date as provided in the Offer to Purchase.

In the event that, following the Purchase Time, Acquisition Sub, in its discretion or at the request of BioForm as described above, provides for a subsequent offering period, which will be of no fewer than three business days in length and otherwise in accordance with Rule 14d-11 under the Exchange Act (or one or more extensions of such period), no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for payment or that are tendered during such subsequent offering period. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. Acquisition Sub will promptly accept for payment, and pay for, all Shares that are validly tendered to Acquisition Sub during any such subsequent offering period (or any extension of such period), for the same price paid to holders of Shares that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash, without interest thereon and less any required withholding tax. Holders of Shares that are validly tendered to Acquisition Sub during any such subsequent offering period (or any extension thereof) will not have the right to withdraw such tendered Shares.

For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary prior to the Expiration Date at one of its addresses listed on the back cover of the Offer to Purchase, specifying the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or by any other eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Exchange Act (each such institution, an “Eligible Institution”), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered in the Offer, however, at any time prior to the Expiration Date by following one of the procedures described in Section 2 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Acquisition Sub in its sole discretion, which determination will be final and binding. None of Acquisition Sub, Merz, BioForm, the Depositary, MacKenzie Partners, Inc., the information agent for the Offer, (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

BioForm has provided Acquisition Sub with a list and security position listings of BioForm’s stockholders for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal and other materials related to the Offer will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of BioForm’s stockholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, this means that a BioForm stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between (i) the amount of cash the stockholder receives in the Offer or the Merger and (ii) the stockholder’s adjusted tax basis in the common stock surrendered therefor. If such gain or loss is a capital gain or capital loss, the gain or loss will be long-term capital gain or long-term capital loss if the holder has held BioForm common stock for more than one year as of the date of the sale of such BioForm common stock by such holder in the Offer or the Merger. BioForm stockholders should consult their own tax advisors with respect to the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences. For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 (Certain Material United States Federal Income Tax Consequences) of the Offer to Purchase.

Acquisition Sub expressly reserves the right (but is not obligated under the terms of the Merger Agreement or for any other reason) to increase the Offer Price and to waive any condition to the Offer or to make any other changes in the terms of and conditions to the Offer, subject to the terms of the Merger Agreement, which provides that the Minimum Tender Condition may not be waived and certain other modifications to the Offer may not be made without the prior written consent of BioForm.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and Letter of Transmittal contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Acquisition Sub’s expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

tenderoffer@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll-Free: (800) 322-2885

January 15, 2010

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